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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                  SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                                 Xybernaut Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   984149-10-4
                 ----------------------------------------------
                                 (CUSIP Number)




Checkthe appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 984149-10-4                  13G                PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Edward G. Newman

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------

    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

--------------------------------------------------------------------------------

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                   3,067,799
       OWNED BY             ----------------------------------------------------
         EACH
      REPORTING
        PERSON              6      SHARED VOTING POWER
         WITH
                                       1,765
                            ----------------------------------------------------
                            7      SOLE DISPOSITIVE POWER

                                     3,067,799

                            ----------------------------------------------------

                            8      SHARED DISPOSITIVE POWER

                                        1,765
--------------------------------------------------------------------------------

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,069,564
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.8%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 984149-10-4                  13G                PAGE 3 OF 5 PAGES
                                                              ---  ---
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ITEM 1(A).        NAME OF ISSUER:

                  Xybernaut Corp.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  12701 Fair Lakes Circle
                  Fairfax, Virginia 22032

ITEM 2(A).        NAME OF PERSON FILING:

                  Edward G. Newman

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  12701 Fair Lakes Circle
                  Fairfax, Virginia  22032

ITEM 2(C).        CITIZENSHIP:

                  United States of America

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value per share

ITEM 2(E).        CUSIP NUMBER:

                  984149-10-4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

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CUSIP No. 984149-10-4                  13G                PAGE 4 OF 5 PAGES
                                                              ---  ---
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ITEM 4.   OWNERSHIP.        As of December 31, 2000:

     (a)  Amount beneficially owned: 3,069,564 shares of Common Stock.

     (b)  Percent of Class:  6.8%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or direct the vote:   3,067,799

          (ii)  shared power to vote or direct the vote:   1,765

          (iii) sole power to dispose or direct the disposition of:   3,067,799

          (iv)  shared power to dispose or direct the disposition of:   1,765

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The number of shares listed as beneficially owned by Mr. Newman (3,069,564) includes: (a) 452,777 shares of Common Stock issuable upon exercise of currently exercisable options, (b) 200,000 shares of Common Stock beneficially owned by an irrevocable trust established by Mr. Newman for the benefit of his children, (c) 500,000 shares registered under the name of Bear Stearns pursuant to a pledge agreement between Mr. Newman and Bear Stearns, (d) 1,765 shares beneficially owned by Mr. Newman and his wife, Frances C. Newman, as joint tenants and (e) 9,000 shares owned by an irrevocable trust established by Dr. Steven A. Newman for which Mr. Newman is trustee. The amount does not include (a) 761,950 shares of Common Stock beneficially owned by Mr. Newman's wife, Frances C. Newman; (b) 28,900 shares of Common Stock beneficially owned by an irrevocable trust established by Mr. Newman for the benefit of his sister; and (c) 28,900 shares of Common Stock beneficially owned by an irrevocable trust established by Mr. Newman for the benefit of his mother. Mr. Newman disclaims beneficial ownership of all such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not Applicable

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CUSIP No. 984149-10-4                  13G                PAGE 5 OF 5 PAGES
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ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 14, 2001

                                                       /s/ Edward G. Newman
                                                       ---------------------
                                                       Edward G. Newman